September 7, 2005

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, DC 20459-7010

Re: File no. 000-14910

Dear Mr. Schwall:

Following please find your comments and our responses to those comments relative to your letter dated August 17, 2005. Each of your comments has been reprinted and our responses follow.

Form 10KSB/A for the Fiscal Year Ended December 31, 2004
--------------------------------------------------------

General
-------

Comment:
--------

1. Please furnish the information required by Items 307 and 308 of Regulation S-B pursuant to the instructions under Item 8A to the Form 10KSB.

Response:
---------

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of MPM Technologies Inc is responsible for establishing and maintaining adequate internal controls and procedures for the preparation of financial reports. Accordingly, comprehensive procedures and practices in place are designed to provide reasonable assurance that the corporation's transactions are properly authorized; the corporation's assets are safeguarded against unauthorized or improper use; and the corporation's transactions are properly recorded and reported to permit the preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles.

The Audit Committee is responsible for monitoring the Company's accounting and reporting practices. Management regularly reviews internal controls and procedures for financial reporting and considers the independent auditors' recommendations concerning the Company's internal controls taking steps to implement those that are believed to be appropriate in the circumstances.

Comment:
--------

2. Please conform your Rule 13a-14(a)/15d-14(a) certifications to the certifications set forth in Item 601 of Regulation S-B.

Response:
---------

Item 13.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K

Exhibits and Financial Statements have been previously reported or are being shown as an exhibit in this Form 10-KSB/A

31.1 Certification of Chairman and Chief Executive Officer, and Chief Financial Officer pursuant to Rule 13a- 14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chairman and Chief Executive Officer pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.

Reports on Form 8-K
None


Exhibit 31.1

CERTIFICATION OF ANNUAL REPORT

I, Michael J. Luciano certify that:

I have reviewed this Annual Report on form 10KSB of MPM Technologies, Inc.

1. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

3. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and,

     c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

4. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and, b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

MPM TECHNOLOGIES, INC.

/s/ Michael J. Luciano
----------------------
Michael J. Luciano
Chairman and Chief Executive Officer
September 7, 2005

CERTIFICATION OF ANNUAL REPORT

I, Glen Hjort certify that:

I have reviewed this Annual Report on form 10KSB of MPM Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and,

     c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and, b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

MPM TECHNOLOGIES, INC.

/s/ Glen Hjort
--------------
Glen Hjort
Chief Financial Officer
September 7, 2005

Exhibit 32.1

CERTIFICATION OF PERIODIC REPORT Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Incode Technologies Corporation (the "Company"), certifies that:

1. The Annual Report on Form 10-KSB of the Company for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

MPM TECHNOLOGIES, INC.

/s/ Michael J. Luciano
----------------------
Michael J. Luciano
Chairman and Chief Executive Officer
September 7, 2005

This certification is made solely for the purpose of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

Notes to Consolidated Financial Statements, page F-11

Note 11.  Mineral Properties, page F-16
---------------------------------------


Comment:
--------

3.   We note that you state on our website
     http//www.mpmtech.com/mpm-mining.html, in regard to MPM Mining: "The company is actively seeking a joint venture partner to do further exploration and development work and to bring the property into production." Please reconcile this statement with what you disclose in Note 11 on page F-16: "...the Board of Directors [plans] to hold the mineral properties as an investment."

Response:
---------

The decision to hold the property as an investment was made by the Board of Directors after the turnaround in the precious minerals market. This decision thereby overrode an earlier decision by the board to sell the property. Management believes that entering into a joint venture, which would lead to productive mining property, would greatly enhance the company's investment.

Engineering Comments - General
------------------------------

Comment:
--------

4. You disclose the mining properties have proven ore reserves on your website, but you do not disclose any reserve quality and quantity information or mining property descriptions in this filing. Unless these mining properties are not a material to the company operations or assets, amend the filing and include the proven and probable reserves. Describe how these reserves were determined. It is the staffs' position that reserves should be based on the following:

     o A "final" or bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
     o A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.
     o To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

     Revise the filing accordingly.

Response:
---------

In December 1993, the Company (then Montana Precision Mining, Ltd) received the following comment from the Securities and Exchange Commission: "Mineral deposits and mineralized materials do not qualify as commercially minable ore body (reserves) as prescribed under Commission standards until a final and comprehensive economic, technical and legal feasibility study based upon test results is concluded. In light of the fact that the company has not provided the staff with such information, such mineral deposits and mineralized material cannot be used to determine the net realizable value of deferred exploration and development costs. It is not clear how management can conclude that such costs will provide a probable economic benefit in future periods. As a result, such assets should be written down or written-off to reflect the actual net realizable value".

In January 1994, the company responded: "After an exchange of dialogue and information with Mr. Carl Chavez, SEC Office of Engineering, he has approved the company's contention that our property does contain probable reserves which can be extracted for profit far exceeding the deferred exploration and development costs that have been booked".

The company decided at that time to eliminate any mention of proven, probable or potential reserves from filings. The use of "proven reserves" on our WebPages can be substantiated by the reports of Hecla Mining, Freeport McMoran Gold Co and geologists Charles C. Goddard, Glen Adams and Bruce Goddard. These reports were provided to Mr. Chavez and on file with the commission.


5. Comment:
   --------

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management please disclose that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

Response:
---------

Overseeing the company's mining operations is Daniel D. Smozanek, MPM Director and Treasurer. Mr. Smozanek has extensive experience in the mining industry dating back to the late 1970's and early 1980's where he was involved in the exploration and development of silver and copper mining claims in the Hungary Horse area of the Flathead National Forest. In addition, Mr. Smozanek was in charge of developing the Emery mining properties prior to and following the purchase of the properties by the company. When necessary the company works with experts within the mining industry. Most recently, during 2005, the company hired Charles C Goddard and Associates to help define the company's mining plan. This included gaining control of two mining properties, investigate methods for beneficiating low-grade ore and complete a report outlining the promising results in the mine dumps and trench exploration. Mr. Goddard retired from the board of MPM in 1996 and from the early 1980's to 1996 was instrumental in developing the company's mining properties. Management is aware of its lack of on staff mining expertise and experience. Therefore management does not hesitate to seek outside assistance and counsel when deemed necessary.

6. Comment:
   --------

For the property, provide the disclosures required by Guide 7(b). In particular, provide:

     o The location, means of access to the property, and transportation from the property.
     o Any conditions that must be met in order to obtain or retain title to the property.
     o A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
     o A description of any work completed on the property and its present condition.
     o The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
     o Provide a description of equipment and other infrastructure facilities.
     o    The current state of exploration of the property
     o The total cost of the property has incurred to date and planned future costs.
     o    The source of power and water that can be utilized at the property.
     o If applicable, provide a clear statement that the property is without known reserves and proposed program is exploratory in nature.

Refer to Industry Guide 7(b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://sec.gov/disisions/corpfin/forms/industry.htm#secguide7

Response:
---------

The property is located in the Emery Mining District of Powell County, Montana approximately seven miles northeast of Deer Lodge, Montana. A road maintained by the county runs though or nearby company properties, mill and infrastructures.

 All titles to the company's properties are secured. All leased claims are up to date and paid in full.

The company owns 8 parented claims, leases 7 patented claims (with options to purchase) and owns 2 unpatented claims. The properties are in mineralized ore zones containing gold, silver, lead and zinc. Located on the properties are former mine shafts, tunnels, ore dumps and stoped ore (in tunnels) with valuable low-grade ore. All areas have been trenched, core drilled and assayed to prove mineralization.

The company has reversed core drilled five different programs the total of which is 182 drilled holes averaging 90' in depth. Additionally, 15 trenches 18' deep and 6' wide were dug. All were assayed with all showing mineralization. The company built a 200 ton per day ball mill using floatation tanks to process screened and crushed ore. The mill is in operable condition with all equipment in good repair.

Following several geologist reports, assays and recommendations, the company built a 200-ton per day ball mill. It took two years to build, equip and test the mill. The mill and equipment cost approximately $800,000.

The company has Rake classifier ship, Wilfley Concentrate table, Marcy ball mill 5'x4', flotation machines and equipment, Denver water pumps, 3 deck concentrate table, Hardinge ball mill and Elmco filter press. The company also has a bulldozer, backhoe, conveyors, tractor, trencher and other equipment to bring ore to the mill. There is an office trailer and living quarters for personnel including a deep well and septic system. There are two storage infrastructures and a water creek running through the property.

There have been five exploration programs to date:

1.   MPM Mining 6 drill holes 1983-84 by C.C. Goddard, Geologist.
2.   MPM Mining 13 drill holes and 15 trenches 1986 by Glen W. Adams Geologist
3. Freeport McMoran Gold Co. 1988-89 Robert Hawkins Geologist and Chuck Brannon, Geologist
4. Pegasus Gold Corp 3 drill holes 1990 Jerry Harrold, Geologist and Steve Petroni, Geologist
5.   Hecla Mining Co. 82 drill holes 1991-92 Jed Thomas, Geologist.

The cost of purchasing the properties, leasing properties, building and equipping the ball mill, infrastructures and bringing power line to replace generators is estimated at $4,000,000. The company is actively seeking a joint venture partner to defray future expenses. Current expenses that include lease payments and taxes are under $10,000 per year.

In the past power was supplied by two large capacity generators. At a time the mill is reopened power lines will be brought in from Deer Lodge, Montana at an estimated cost of $200,000. A deep well and Sterret Creek supplies all water needs.

The properties contain both underground and near surface reserves. Additionally there are 8 ore dumps with good assayed results of mineralization. The old time miners were after high-grade ore and not interested in lower grade ore surrounding the vein. The ore taken from shafts, tunnels and around the high-grade vein was excavated to the dumpsites. In a recent report geologist C.C. Goddard states, "results of my open pit reserve calculations indicate 29,000 ounces of gold in the Redeemer deposit, 25,660 ounces of gold in the Hidden Hand deposit, and 26,842 ounces of gold in the Bonanza deposit totaling 81,402 ounces of gold in the three deposits with gross value of $32,600,800.00 at a market price of $400.00 per ounce of gold." The company is actively seeking a joint venture partner with the necessary financial abilities to further explore and develop the properties.

Comment:
--------

7. Insert a small-scale map showing the location and access to the property. Note that SEC" EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Response:
---------

A map of the claim area is attached.

Form 10KSB, Page One
--------------------

Comment:
--------

8. Clarify which fiscal year applies to this amended filing. The registrant indicates the December 31, 2003 filing is amended with this form in the middle of the first page.

Comment:

The filing will show December 31, 2004 as the filing being amended.


The company intends to file an amendment to the FYE 2004 10KSB upon your approval of these responses.

Please contact me if you have any questions.

Sincerely,


Robert D. Little
Corporate Secretary


cc:  Michael J. Luciano, Chairman and CEO
     Glen Hjort, CFO